UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at September 11, 2008

ROCKWELL DIAMONDS INC.
 800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ John Bristow
President & CEO

Date: September 11, 2008

* Print the name and title of the signing officer under his signature.

Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.
Houghton Estate, Johannesburg 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
---
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

ROCKWELL RECOVERS 189.6 CARAT WHITE DIAMOND FROM ITS KLIPDAM MINES
HOLPAN YIELDS A 1.13 CARAT INTENSE BLUE FLAWLESS DIAMOND

September 11, 2008 - Vancouver, B.C. - Rockwell Diamonds Inc ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) reports on the recovery of an exceptional 189.6-carat gemstone diamond from its Klipdam mining operation north of Kimberley in the Northern Cape Province of South Africa.

This large and exceptional gemstone diamond is oval in shape, somewhat flattened and strongly resorbed, and shows features typical of top colour high value Type-2 gemstones. Stones of this quality have previously been recovered from the Company's operations as well as mines such as Gem Diamonds' Letseng operation in Lesotho. The 189.6-carat Rockwell stone is presently subject to analysis and valuation. Initial indications suggest that the diamond is D Color with the potential of a very high recovery polished product. Aside from sparse black inclusions on the one side of the rough diamond, the heart of the stone appears to be clean and could result in a final polished diamond of considerable value.

The Company has also recovered a small but rare 1.13-carat intense blue flawless diamond from the same Klipdam mine. Rockwell is considering its options in respect of marketing this stone which has been submitted for appraisal and valuation. Klipdam has produced rare fancy stones in the past, including a 7.28-carat intense flawless pink stone which was sold in November 2007 for US$145,000 per carat. The Company also continues to recover intense and vivid yellow colored diamonds regularly from this and its adjacent Holpan operation, as well as the Company's Wouterspan and Saxendrift operations on the Middle Orange River.

President and CEO John Bristow noted "We are ecstatic with the recovery of a yet another large stone of exceptional size and colour at Klipdam. The recovery of the 189.6-carat stone is compatible with our statistical predictions that diamonds of greater than 100 carats in size are an inherent part of the diamond population found in these unique alluvial deposits. Four plus 100 carat stones have now been recovered from the site. We look forward to receiving an independent appraisal and valuation of this new stone. Recovery of a small blue diamond from Klipdam, the same locality where we recovered a 7.28-carat pink stone in late 2007, further highlights the unique nature and frequency with which this deposit yields both large and fancy stones of exceptional value."

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and its home jurisdiction filings that are available at www.sedar.com.